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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of October, 2004

                              CONVERIUM HOLDING AG
                              --------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                                   -----------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X   Form 40-F
                                       ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes           No X
                                   ---         ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                            Converium Holding AG, Zug


Close to 100% of rights exercised in Converium's capital increase

Zug, Switzerland, October 13, 2004 - Converium informs that close to 100 percent of purchase rights were exercised in its CHF 533 million capital increase (approx. US$ 420 million).

The capital increase consisted of an offering of 106,683,245 new registered shares at an issue price of CHF 5.00 per share. The purchase rights exercise period ended on October 12, 2004, 12.00 (noon) CET. The new shares start trading today, October 13 and the capital increase will close on Friday, October 15, 2004.

Due to the successful take-up of the capital increase, only a limited number of shares will be placed by the joint global coordinators in the market.


                                  * * * * * * *
Enquiries:

Michael Schiendorfer                       Zuzana Drozd
Media Relations Manager                    Head of Investor Relations

michael.schiendorfer@converium.com         zuzana.drozd@converium.com

Phone:        +41 (0) 1 639 96 57          Phone:      +41 (0) 1 639 91 20
Fax:          +41 (0) 1 639 76 57          Fax:        +41 (0) 1 639 71 20


About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs approximately 850 people in 23 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium Ltd has a "BBB" rating (watch positive) from Standard & Poor's. Converium Holding Ltd has a "B++" (outlook stable) rating from A.M. Best Company.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S.
Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the reinsurance market, the outcome of insurance regulatory reviews, the Company's operating results, the rating environment and the prospect for improving results, the amount of capital required and impact of its capital improvement measures, including the restructuring of our U.S. business and its reserve position. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man-made disasters; the outcome of our regular quarterly reserve review, our ability to raise capital and the success of our capital improvement measures, the ability to obtain applicable regulatory approval for our capital improvement measures, the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed-income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Please note that the company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however provide investors with perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

This document does not constitute or form part of an offer or solicitation of an offer, an invitation to subscribe for or purchase any securities. In addition, the securities of the company to be issued in any share offering have not and will not be registered under the United States securities laws and may not be offered, sold or delivered within the United States or to US persons absent registration under or an exemption from the registration requirements of the United States securities laws.

In the United Kingdom this announcement is directed only at persons who have professional experience in matters relating to investments or are high net worth companies, unincorporated associations etc, for the purposes of Article 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons"). This announcement must not be acted upon or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. STABILIZATION/FSA.

www.converium.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  CONVERIUM HOLDING AG




                                  By:  /s/ Dirk Lohmann
                                       Name:      Dirk Lohmann
                                       Title:     CEO




                                  By:  /s/ Christian Felderer
                                       Name:      Christian Felderer
                                       Title:     General Legal Counsel



Date:  October 15, 2004